July 2, 2014

VIA EDGAR AND FED EX

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Public Storage
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed on February 26, 2014
File No. 001-33519

Dear Mr. Gordon:

Set forth below is the response of Public Storage to the comments of the Staff that were set forth in your letter dated June 23, 2014, regarding our Form 10-K for the year ended December 31, 2013.  The Staff’s comments, indicated in bold, are followed by the response on behalf of Public Storage.

 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

 Funds from Operations and Core Funds from Operations, page 26

1.

We note your disclosure of FFO and Core FFO per diluted share.  In future filings please include a reconciliation of these non-GAAP per share performance measures to the most comparable GAAP earnings per share.  Refer to Item 10(e) of Regulation S-K and Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.05.

Response:

In our future Exchange Act periodic reports, we will revise our disclosure to include the reconciliation of GAAP earnings per diluted share to FFO and Core FFO per diluted share.

 In connection with Public Storage’s response to the Staff’s comments, Public Storage hereby acknowledges that:

•	Public Storage is responsible for the adequacy and accuracy of the disclosure in the filings,
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and
•	Public Storage may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me or Steven Glick, our Chief Legal Officer, at 818-244-8080, ext. 1610, if you have additional questions on this matter.

Sincerely,

/s/ John Reyes

Senior Vice President and

Chief Financial Officer

cc:       Jorge L. Bonilla